Witherspoon•Kelley

422 W. Riverside Avenue, Suite 1100

Spokane, WA 99201-0300

September 24, 2010

VIA EDGAR

Securities and Exchange Commission

100 F St. N.E.

Washington, D.C. 20549

Re:	Sterling Financial Corporation

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Sterling Financial Corporation (the “Company”), we are transmitting, via EDGAR, for filing pursuant to the Securities Act of 1933, a registration statement on Form S-1 for the registration by the Company of 4,208,437,677 shares of the Company’s Common Stock and warrants to purchase 179,687,677 shares of the Company’s Common Stock held by certain holders of such Common Stock and warrants.

Kindly direct any comments or questions regarding the foregoing to me at (509) 755-2097 or, in my absence, our co-counsel, Sarah Solum of Davis Polk & Wardwell LLP at (650) 752-2011.

Sincerely,

/s/ Andrew J. Schultheis

Andrew J. Schultheis